Enghouse Systems Limited SC TO-T

Exhibit 107

Calculation of Filing Fee Tables

SC TO-T
(Form Type)

QUMU CORPORATION

(Name of Issuer)

ENGHOUSE SYSTEMS LIMITED

(Name of Person(s) Filing Statement)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$17,265,887*	$0.0001102	$1,902.70*
Fees Previously Paid	—		—
Total Transaction Valuation	$17,265,887*
Total Fees Due for Filing			$1,902.70*
Total Fee Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$1,902.70*

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Qumu Corporation (“Qumu”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by adding (i) 17,932,806 issued and outstanding Shares (as defined below), including 21,797 Shares reserved for issuance upon settlement of outstanding time-based restricted stock awards, multiplied by the offer price of $0.90 per shares (the “Offer Price”), (ii) 1,107,731 Shares reserved for issuance upon settlement of outstanding time-based restricted stock unit awards, multiplied by the Offer Price, and (iii) up to 143,782 Shares reserved for issuance upon settlement of outstanding performance stock units, multiplied by the Offer Price. The foregoing figures have been provided by Qumu to the offeror and are as of January 4, 2023, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Order Making Fiscal Year 2023 Annual Adjustments to Registration Fee Rates, issued August 25, 2022, by multiplying the transaction value by 0.00011020.